INVEST IN **COLLAB - 150 PANORAMIC**

A real estate partner you can trust



collabhome.io Orinda, CA

Brick & Mortar Real Estate

Highlights

1. Featured Property: 150 Panoramic Way, Berkeley, CA - steps from UC Berkley
2. 100% Occupied for 2025 Leasing Season
3. 4x Rental Growth Since Acquisition
4. https://www.collabhome.io

Featured Investor

Yuan Wang
Syndicate Lead

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Invested $5,000

"Student housing real estate investment is one of the most compelling and resilient strategies for building long-term financial wealth. With consistent demand, predictable cash flow, and the ability to deliver both income and appreciation, this asset class has proven to be especially attractive to investors seeking stable returns with growth potential.

Collab has built a strong and diversified portfolio in this sector, with a clear focus on value creation and long-term impact. As someone actively involved in this space, I've been impressed by the strategic discipline and execution Collab has demonstrated in acquiring and managing high-potential student housing properties in top-tier university markets.

One of the most exciting examples in Collab's current portfolio is 150 Panoramic Way in Berkeley, California. This property represents a textbook value-add opportunity for real estate investors. Located in the heart of one of the fastest-growing and most supply-constrained student housing markets in the country, 150 Panoramic offers significant upside through thoughtful renovation, repositioning, and the implementation of Collab's innovative operational model. Berkeley, home to the University of California's flagship campus, has seen rising enrollment, increasing demand for quality housing, and limited new supply—making it a prime market for long-term investment.

What makes the opportunity even more compelling is the way Collab opens access to this sector. Through its real estate crowdfunding investment platform, Collab enables a broad range of investors—including those who may not traditionally have access to commercial real estate deals—to participate in institutional-grade projects. By lowering the barriers to entry and streamlining the investment process, Collab empowers everyday investors to benefit from the same wealth-building strategies once reserved for large institutions and private equity firms.

But what truly sets Collab apart is its community-based property management system—a disruptive and forward-thinking approach that redefines how multifamily real estate is operated. At its core, this system is designed to maximize operational efficiency while creating a more empowered and engaged resident experience. Rather than treating tenants as passive customers, Collab integrates them into the value chain by offering income-generating opportunities within their living environment.

Residents can earn income by participating in day-to-day operations—ranging from maintenance coordination and community engagement to event planning and property upkeep. This not only reduces staffing costs and increases responsiveness, but also fosters a sense of ownership, responsibility, and belonging among tenants. In return, properties run more smoothly, resident satisfaction improves, and property values rise. It's a virtuous cycle of alignment between investors, operators, and tenants.

This model is especially well-suited for student housing, where residents often seek flexible income opportunities and thrive in community-driven environments. By integrating technology, performance incentives, and decentralized workflows, Collab has turned property management into a participatory ecosystem—making the experience of living in a property part of the asset's value proposition itself.

As an investor and supporter of Collab's vision, I believe this is the future of real

estate management. The combination of high-growth assets, accessible investment structures, and a disruptive operational model positions Collab as a leader in the evolution of the real estate industry.

In a market where returns are increasingly driven by innovation, execution, and community impact, Collab offers a rare blend of all three. Whether you're an experienced real estate investor or someone looking to diversify your portfolio, Collab's approach to student housing offers a compelling opportunity to build long-term value in a rapidly transforming sector."

Team



Qian Wang Founder/Chairman

An alumnus of MIT and Harvard, spent 22 years building and operating $3.1 billion in real-estate projects across China and the United States with top-tier partners.



Aileen Lai Managing Partner

MIT alumna and licensed CPA—has eight years of real-estate accounting and portfolio-management experience guiding $2 billion in assets.



Gareth Vereb Chief Product Officer

PMP, CSM and cum-laude MBA in FinTech—brings 16 years of steering telecom, real-estate and fintech portfolios through complex technical and digital product launches.

Invest in Recession-Resilient Real Estate with Collab

Collab is redefining real estate investment by bringing institutional-quality student housing opportunities to everyday investors. Now, you can co-own an income-generating property in one of the most resilient real estate sectors for as little as $100.

Asset Under Management

$67 million+

Total Annual Rental Revenue 2023

$3 million+

As Seen On

MIT Center for Real Estate · BENZINGA · yahoo! finance · propmodo

Why Invest in Collab?

$67M+ in Assets Under Management

With a growing portfolio of high-performing student housing properties, Collab is building a new future for real estate investment.

$3M+ in Annual Rental Revenue

We collect millions in rent every year, generating consistent, reliable returns for investors.

Get Paid Every Month

When tenants pay rent, you earn distributions. It's that simple.

Recession-Resilient Real Estate

Student housing is one of the most stable real estate sectors, with high occupancy rates and strong rental demand year after year.

Institutional-Quality Real Estate, Now for Everyone

Until now, high-yield real estate was reserved for large investors. With Collab, anyone can invest in premium student housing—starting at just $100.

Future projections are not guaranteed. Returns are not guaranteed.



Consistent Double Digit for Revenue Growth
Number of Income - Producing Property:
7 Properties in Berkeley CA
1 Property in Boston MA
1 Property in New Brunswick NJ
Number of Tenants:
241 in Berkeley CA
12 in Boston MA
13 in New Brunswick NJ
Property Rental Revenue ($000)
Property Management Expense ($000)
Property Management Op. Margin
Note: "Property Management Expense" refers to the costs incurred by the property management company; "Property Management Op. Margin" reflects the operating margin for the property management company.
$2,172
$2,549
$2,942
38%
40%
43%
$108
$122
$134
2021
2022
2023
$2.9M
2023 Rental Revenue
16%
2 Year Rental Revenue CAGR
43%
2023 Property Management Operating Margin

Good for Investors. Good for Tenants.

Collab has eliminated unnecessary middlemen, making student housing more efficient than ever.

- No costly leasing agents
- No overpriced contractors
- Lower costs = better returns for investors & better living experiences for tenants

Full Transparency & Real Ownership

When you invest in Collab, you co-own the property—it's your asset. We provide full transparency into property performance, revenue, and operations, ensuring you always know where your money is going.



Recession proof student housing assets
Access to institutional-quality real estate
$100 investment entry point
Community-Powered building management

A New Vision Built on Decades of Experience

Collab was built by real estate experts who have spent decades working to make property investment better.

Our community-powered model allows investors, tenants, and others to earn money by completing tasks, supporting operations, and keeping costs low. This reduces overhead, increases returns, and creates stronger, more engaged communities.

We believe everyone deserves access to high-quality, income-generating real estate—not just institutions. Collab is making that a reality.

The 150 Panoramic Way Success Story

150 Panoramic Way is a multi-family property built in 1964, featuring 5 units with a total of 9 bedrooms. Situated steps from the UC Berkeley, it offers residents convenient access to campus and boasts views of the San Francisco Bay, enhancing its appeal

to students and professionals seeking proximity to the university and city amenities.

INVESTMENT STRATEGY

After acquiring the property, we converted four 1-bedroom units into 2-bedroom units, remodeled interiors, and improved outdoor amenities to significantly enhance the property's appeal. We also implemented Collab's community-based property management model to optimize operations and tenant engagement.

PERFORMANCE HIGHLIGHT

Stabilized Occupancy: During the 2024 leasing season, we brought occupancy from 40% at acquisition to 100%, This success was driven primarily by our community-based property management model, which effectively engaged tenants to optimize the leasing process.

Rental Growth: Monthly rent increased from $3,450 at acquisition to $13,333 after renovations, driven by unit conversions and the increase of the occupancy rate.

Attractive Returns: The property achieved a cash-on-cash return of 7.47%.

Future projections are not guaranteed. Returns are not guaranteed.